UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, DC 20549

____________________________

SCHEDULE 13G

Under the Securities Exchange Act of 1934

(Amendment No. 1)*

CHINA RECYCLING ENERGY CORPORATION
(Name of Issuer)

Common Stock, par value $0.001
(Title of Class of Securities)

168913101
(CUSIP Number)

September 20, 2013
(Date of Event which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

☐	Rule 13d-1(b)
☒	Rule 13d-1(c)
☐	Rule 13d-1(d)

* The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 168913101

1.	NAMES OF REPORTING PERSONS I.R.S. IDENTIFICATION NO. OF ABOVE PERSONS - (ENTITIES ONLY) Great Essential Investment, Ltd.
2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☐
3.	SEC USE ONLY
4.	CITIZENSHIP OR PLACE OF ORGANIZATION British Virgin Islands
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH: (1)	5.	SOLE VOTING POWER 0
	6.	SHARED VOTING POWER 0
	7.	SOLE DISPOSITIVE POWER 0
	8.	SHARED DISPOSITIVE POWER 0
9.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 0 (1)
10.	CHECK IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES ☐
11.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9 0% (1)
12.	TYPE OF REPORTING PERSON FI

(1)         (a) Pursuant to a Share Purchase Agreement entered into between Great Essential Investment, Ltd. and Ever Lotts Investments Limited, dated September 20, 2013, Great Essential Investment, Ltd. agreed to sell 688,050 shares of the Issuer to Ever Lotts Investments Limited for US $1,032,075.00.

(b) Pursuant to a Share Purchase Agreement entered into between Great Essential Investment, Ltd. and Ever Lotts Investments Limited, dated September 20, 2013, Great Essential Investment, Ltd. agreed to sell 165,441 shares of the Issuer to Ever Lotts Investments Limited for US $248,161.50.

(c) Pursuant to a Share Purchase Agreement entered into between Great Essential Investment, Ltd. and Keen Merit Investments Limited, dated September 20, 2013, Great Essential Investment, Ltd. agreed to sell 2,000,000 shares of the Issuer to Keen Merit Investments Limited for US $3,000,000.00.

(d) Pursuant to a Share Purchase Agreement entered into between Great Essential Investment, Ltd. and Liu Shouhai, dated September 20, 2013, Great Essential Investment, Ltd. agreed to sell 1,061,950 shares of the Issuer to Liu Shouhai for US $1,592,925.00.

Item 1.
	(a)	Name of Issuer:

China Recycling Energy Corporation

	(b)	Address of Issuer's Principal Executive Offices

12/F, Tower A
Chang An International Building
No. 88 Nan Guan Zheng Jie
Xi An City, Shan Xi Province
China 710068
Item 2.

	(a)	Name of Person Filing:

This statement is filed by Great Essential Investment, Ltd. with respect to the shares of common stock beneficially owned by Mr. Jinghe Dong, the sole shareholder of Great Essential Investment, Ltd. Mr. Dong is the beneficial owner (i.e., exercises all investment discretion and voting control) of the shares owned by Great Essential Investment, Ltd.

	(b)	Address of Principal Business Office or, if None, Residence:

The address of Great Essential Investment, Ltd. is No. 47 Shu Yuan Dong Road, Lin Tong District, Xi’an, China 710600.

	(c)	Citizenship:

Great Essential Investment, Ltd. is a British Virgin Islands Company. Mr. Dong is a citizen of the People’s Republic of China.

	(d)	Title of Class of Securities:

Common Stock

	(e)	CUSIP Number:

168913101

Item 3.	Not applicable

Item 4.	Ownership:

See Items 5-9 and 11 on the Cover Page.

Item 5.	Ownership of Five Percent or Less of a Class:

If this statement is being filed to report the fact that as of the date hereof the reporting person has ceased to be the beneficial owner of more than five percent of the class of securities, check the following ☒.

Item 6.	Ownership of More than Five Percent on Behalf of Another Person:

Not applicable.

Item 7.	Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on by the Parent Holding Company:

Not applicable.

Item 8.	Identification and Classification of the Members of the Group:

Not applicable.

Item 9.	Notice of Dissolution of Group:

Not applicable.

Item 10.	Certification:

By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect.

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: January 23, 2014

Great Essential Investment, Ltd.

	By:	/s/ Jinghe Dong
Name: Jinghe Dong
Title: Authorized Representative